					Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges
(In millions, except ratio of earnings to fixed charges)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2012	2011
Consolidated income before provision (benefit) for income taxes and equity in net income of affiliates	$1,031.5	$787.4	$610.1	$648.9	$615.7
Fixed charges	128.8	110.2	107.5	86.2	72.8
Distributed income of affiliates	54.1	25.0	17.6	14.0	43.6
Earnings	$1,214.4	$922.6	$735.2	$749.1	$732.1

Interest expense	$86.7	$67.5	$68.4	$49.9	$39.7
Portion of lease expense representative of interest	42.1	42.7	39.1	36.3	33.1
Fixed charges	$128.8	$110.2	$107.5	$86.2	$72.8

Ratio of Earnings to Fixed Charges	9.4	8.4	6.8	8.7	10.1